CONSENT OF QUALIFIED PERSON

To:	United States Securities and Exchange Commission (EDGAR) NYSE MKT (EDGAR) Nevsun Resources Ltd.

Re:	43-101 Technical Report, “Bisha Polymetallic Operation, Eritrea, Africa” (the “Report”), prepared for Nevsun Resources Ltd. (the “Company”) with an effective date August 31, 2012

I, Michael Waldegger, hereby confirm that I am a co-author of the above referenced Report and I am a qualified person under National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

I acknowledge that the Report and the News Release are to be included as Exhibits to the Company’s Form 6-K filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and authorize the use of the information represented therein relating to the Report.

Dated this 7th day of September, 2012
“Signed and sealed”
____________________
Michael Waldegger, P.Geo.